Exhibit 99.1

NEWS RELEASE
News Release 2007-5		January 23, 2007

Queenstake Continues to Define Gold Mineralization at Starvation Canyon

Denver, Colorado – January 23, 2007 – Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) recently concluded a surface drilling program at the Starvation Canyon gold project in Nevada, with one drill hole intersecting 45 feet of 0.33 ounce of gold per ton (opt) or 13.7 meters at 11 grams per tonne (gpt).

The above mentioned intercept is located outside the 2005 resource estimate boundary, south of the west zone of Starvation Canyon and is likely to expand the gold resources in this area. The project is located on Queenstake’s private land, approximately 12 miles southwest of the Jerritt Canyon mill. The Starvation Canyon deposit lies above the water table in an area of steep topography and could be accessed by development of a drift from the hillside.

Starvation Canyon’s gold resources, as currently defined, are contained in two northwest trending zones, which extend 1,700 feet (518 meters) and are open in several directions. The main objective of the recent drilling program was to continue to define a high-angle geologic structure containing gold mineralization in the northern part of the east zone and for definition drilling of the known resource shapes.

As part of the Starvation Canyon drilling program, six high angle reverse-circulation holes were drilled targeting a high-angle mineralized structure as well as to follow up on drill hole TJ-248 which, as reported in the August 3, 2006 news release, intercepted 135 feet of 0.47 opt (21 meters of 22 gpt), including 40 feet of 0.87 opt (12 meters of 30 gpt). The recent drill results confirmed the northwest extension of this structure, identifying low grade gold mineralization. However, definition of the high-grade gold mineralization identified by TJ-248 within this structure will require further angle core drilling to improve sample recovery at the targeted depths in 2007. Due to the high demand for drill rigs in Nevada, the Company was unable to obtain a core rig for the recent program.

Four holes intersected the structure, with the best intercept being 15 feet of 0.22 opt (4.6 meters of 8 gpt), but were too high in the structure, missing the level of the significant gold intercept of  TJ-248. The two remaining reverse circulation holes did not reach the target depth due to ground conditions.

The Starvation Canyon surface drilling program completed 32 reverse-circulation drill holes totaling 23,450 feet (7,147.6 meters), including 12 infill drill holes totaling 8,465 feet (2580.1 meters) within the 2005 resource boundary.

The drill results(1) described in this news release are all outside of the Company’s year-end 2005 mineral resource estimate boundary, and the drill intercepts(2) highlighted are at least 10 feet of 0.225 opt or higher (>3 meters of approximately 8 gpt or higher). These results will be included in the modeling of reserve and resource estimates for year-end 2006, which will be reported when available later during the first quarter of 2007.

At year-end 2005, Starvation Canyon’s measured and indicated resources(3) were estimated at 676,400 tons at 0.28 opt (613,620 tonnes at 10 gpt) for 190,700 contained ounces, of which probable reserves(3) were estimated at 400,500 tons at 0.30 opt (363,330 tonnes at 10 gpt) for 121,100 contained ounces. The currently defined resource is within a prospective 4.5-mile (7.2 kilometer) corridor of gold occurrences in favorable geologic settings. This trend appears comparable geologically and geochemically to the mineralized trends in the northern and central parts of the Jerritt Canyon District that have combined to produce over 7.5 million ounces of gold since 1981.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada.  Jerritt Canyon has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from underground mines.  The Jerritt Canyon District comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, representing one of the largest contiguous exploration properties in Nevada.

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Notes:

(1) A complete data set, from which the drill results highlighted in this news release were selected, is available as an Appendix to this news release under the Investor Information/News section on the Company’s website, www.queenstake.com.

(2) Results presented in this news release were analyzed using standard fire assay techniques at the American Assay Lab in Elko and Reno. Intercepts are reported as drilled and are not necessarily “true widths,” which have not yet been calculated.

(3) Mineral “resources” or “resource” used in this news release are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability.  For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC on the Company’s website, www.queenstake.com. The Qualified Person for the technical information contained in this news release is Mr. Dorian L. (Dusty) Nicol, President and Chief Executive Officer of Queenstake.

For further information call:

Wendy Yang, 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com Web – www.queenstake.com

Cautionary Statement – This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of reserves and resources, and resource additions, (ii) estimates and opinions regarding geologic and mineralization interpretation, (iii) timing of project advancement, (iv) timing of commencement of production from a deposit, and (iv) timing of availability of drills and other equipment. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases that could occur in future. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR and 2005 Annual Report on Form 40-F on file with the Securities and Exchange Commission as well as the Company’s other regulatory filings.